UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No. 3)*

Under the Securities Exchange Act of 1934

Transocean Ltd.

(Name of Issuer)

Shares, par value CHF 0.10 per share

(Title of Class of Securities)

H8817H100

(CUSIP Number)

c/o Daniel Ro-Trock

Transocean Ltd.

Turmstrasse 30

6312 Steinhuasen

Switzerland CH-6312

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 3, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. H8817H100
1	Names of Reporting Persons Frederik W. Mohn
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO(1)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Norway
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 43,856(2)
	8	Shared Voting Power 67,696,433(2)
	9	Sole Dispositive Power 43,856(2)
	10	Shared Dispositive Power 67,696,433(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 67,740,289(2)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row 11 Approximately 13.6%(3)
14	Type of Reporting Person (See Instructions) IN

(1)	See Item 3 for additional information.
(2)

Consists of (a) 22,148 Shares and 18,000 Shares issuable upon the exchange of $185,000 aggregate principal amount of Exchangeable Bonds, in each case individually owned by Mr. Mohn, (b) 2,054 Shares and 1,654 Shares issuable upon the exchange of $17,000 aggregate principal amount of Exchangeable Bonds, in each case individually owned by Mr. Mohn’s spouse, and (c) 33,096,351 Shares and 34,600,082 Shares issuable upon exchange of $355,611,000 aggregate principal amount of Exchangeable Bonds (which are exchangeable into Shares at the Initial Exchange Rate), in each case held directly by Perestroika (Cyprus) Ltd.

(3)

The percentage is based upon the 461,868,183 Shares outstanding as of July 23, 2018 as disclosed by the Issuer in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 31, 2018.

CUSIP No. H8817H100
1	Names of Reporting Persons Perestroika AS
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO(1)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Norway
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 67,696,433(2)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 67,696,433(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 67,696,433 (2)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 
13	Percent of Class Represented by Amount in Row 11 Approximately 13.6%(3)
14	Type of Reporting Person (See Instructions) CO

(1)	See Item 3 for additional information.
(2)

Consists of 33,096,351 Shares and 34,600,082 Shares issuable upon exchange of $355,611,000 aggregate principal amount of Exchangeable Bonds (which are exchangeable into Shares at the Initial Exchange Rate), in each case held directly by Perestroika (Cyprus) Ltd.

(3)

The percentage is based upon the 461,868,183 Shares outstanding as of July 23, 2018 as disclosed by the Issuer in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 31, 2018.

CUSIP No. H8817H100
1	Names of Reporting Persons Perestroika (Cyprus) Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO(1)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cyprus
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 67,696,433(2)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 67,696,433(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 67,696,433 (2)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row 11 Approximately 13.6%(3)
14	Type of Reporting Person (See Instructions) CO

(1)	See Item 3 for additional information.
(2)

Consists of 33,096,351 Shares and 34,600,082 Shares issuable upon exchange of $355,611,000 aggregate principal amount of Exchangeable Bonds (which are exchangeable into Shares at the Initial Exchange Rate).

(3)

The percentage is based upon the 461,868,183 Shares outstanding as of July 23, 2018 as disclosed by the Issuer in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 31, 2018.

This Amendment No. 3 to Schedule 13D (this “Amendment”) relates to the shares, par value CHF 0.10 per share (the “Shares”), of Transocean Ltd., a company organized under the laws of Switzerland (the “Issuer”). This Amendment amends the statement on Schedule 13D previously jointly filed by Frederik W. Mohn (“Mr. Mohn”), Perestroika AS, a Norwegian private limited company (“Perestroika”), Perestroika (Cyprus) Ltd., a Cyprus private limited company and a wholly owned subsidiary of Perestroika (“Perestroika Sub”), with the Securities and Exchange Commission on February 5, 2018, as previously amended (the “Prior Schedule 13D”). Unless set forth in this Amendment, all Items are unchanged from the Prior Schedule 13D. Capitalized terms used and not defined herein shall have the meanings ascribed to them in the Prior Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Prior Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On September 3, 2018, the Issuer, Transocean Oceanus Holdings Limited, a newly formed, direct, wholly owned subsidiary of the Issuer (“HoldCo”), and Transocean Oceanus Limited, a newly formed, indirect, wholly owned subsidiary of the Issuer (“Merger Sub”), entered into an agreement and plan of merger (the “Merger Agreement”) with Ocean Rig UDW Inc. (“Ocean Rig”).  The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, Merger Sub will merge with and into Ocean Rig, with Ocean Rig surviving the merger as an indirect, wholly owned subsidiary of the Issuer (the “Merger”).  Upon completion of the Merger, each issued and outstanding share of Ocean Rig immediately prior to the Merger will be converted into the right to receive 1.6128 newly issued shares of Transocean and $12.75 in cash.

Concurrent with the execution of the Merger Agreement, and as a condition to Ocean Rig’s willingness to enter into the Merger Agreement, Perestroika Sub entered into a voting and support agreement with Ocean Rig (the “Voting Agreement”).  Pursuant to the terms of the Voting Agreement, Perestroika Sub agreed to vote all Shares that it beneficially owns in favor of the following proposals at any meeting of the Issuer’s shareholders held to approve the obtain the Issuer’s shareholder approvals necessary to consummate the Merger:  (i) the adoption of an authorized share capital of the Issuer, together with the related amendments to the Issuer’s articles of association (the “Authorized Share Capital”), authorizing the Issuer’s board of directors to issue, upon adoption of separate resolutions in accordance with its authority under the Authorized Share Capital, at or in connection with the completion of the Merger, up to 155,085,205 new Shares against the contribution in kind of shares of HoldCo newly issued in connection with the Merger, whereby the pre-emptive rights of the Issuer’s existing shareholders shall be withdrawn (the “Parent Share Issuance”), (ii) the Parent Share Issuance, (iii) the related amendments to the Issuer’s articles of association in connection therewith; (iv) any other transactions contemplated by the Merger Agreement (as necessary), and (v) any other “routine” matters presented at such meeting.  Nothing in the Voting Agreement, however, requires Perestroika Sub to exchange any of its Exchangeable Bonds into Shares in order to vote them at any meeting of the Issuer’s shareholders.

In addition, the Voting Agreement prohibits Perestroika Sub from transferring any of its Shares to any person, subject to certain limited exceptions, prior to the time when the Issuer’s shareholder approvals necessary to consummate the Merger have been obtained.  This transfer restriction does not apply to any Exchangeable Bonds (or, so long as such Exchangeable Bonds have not been exchanged for Shares, any Shares issuable upon exchange of any Exchangeable Bonds) beneficially owned by Perestroika Sub.

A copy of the Merger Agreement and the Voting Agreement are attached as Exhibits IX and X hereto and incorporated herein by reference.  The foregoing summary of the Merger Agreement and the Voting Agreement is qualified in its entirety by reference to the exhibits.

Item 5.  Interest in Securities of the Issuer.

Item 5 is deleted in its entirety and replaced with the following:

(a)          The aggregate number and percentage of Shares (including Shares issuable upon the exchange of the Exchangeable Bonds at the Initial Exchange Rate) beneficially owned by the Reporting Persons are as follows (based upon 461,868,183 Shares outstanding as of July 23, 2018 as disclosed by the Issuer in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 31, 2018):

(i)           Mr. Mohn beneficially owns 67,740,289 Shares, or approximately 13.6%.

(ii)          Perestroika and Perestroika Sub each beneficially own 67,696,433 Shares, or approximately 13.6%.

(b)         Mr. Mohn has:

(i)           sole power to vote or direct the vote of 43,856 Shares;

(ii)          shared power to vote or direct the vote of 67,696,433 Shares;

(iii)         sole power to dispose or direct the disposition of 43,856  Shares; and

(iv)         shared power to dispose or direct the disposition of 67,696,433 Shares.

Perestroika and Perestroika Sub each have:

(i)           sole power to vote or direct the vote of 0 Shares;

(ii)          shared power to vote or direct the vote of 67,696,433 Shares;

(iii)         sole power to dispose or direct the disposition of 0 Shares; and

(iv)         shared power to dispose or direct the disposition of 67,696,433 Shares.

(c)          Except as described in Item 3 of the Prior Schedule 13D as amended by this Amendment, there have been no reportable transactions with respect to the Shares within the last 60 days by the Reporting Persons.

(d)          Except as set forth herein, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares and Exchangeable Bonds beneficially owned by the Reporting Persons.

(e)          Not applicable.

Item 7. Interest in Securities of the Issuer.

Item 7 is hereby amended to add the following exhibits:

Exhibit IX

Agreement and Plan of Merger, dated September 3, 2018, by and among Transocean Ltd., Transocean Oceanus Holdings Limited, Transocean Oceanus Limited and Ocean Rig UDW Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K (Commission File No. 001-38373) filed on September 4, 2018).

Exhibit X	Voting and Support Agreement, dated as of September 3, 2018, between Ocean RIG UDW Inc. and Perestroika Sub.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 4, 2018

FREDERIK W. MOHN

/s/ Frederik W. Mohn

PERESTROIKA AS

By:	/s/ Frederik W. Mohn
Name: Frederik W. Mohn
Title: Chairman and Sole Director

PERESTROIKA (CYPRUS) LTD.

By:	/s/ Frederik W. Mohn
Name: Frederik W. Mohn
Title: Director